# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Norris Industries, Inc., CIK 0001603793
CUSIP: 656357100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 102 Palo Pinto Street, Suite B, Weatherford, Texas (TX), 76086
Date of event which requires filing of this statement: 01/10/2025
Amends the filing with accession number 0001493152-17-008646
Filed by CIK 0001710572
Persons authorized to receive notices and communications: Andrew D. Hudders, Golenbock Eiseman Assor Bell & Peskoe, 711 Third Avenue, New York City, New York (NY), 10017, 212-907-7349

## Reporting persons
- Patrick L. Norris (CIK 0001710572): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 78,122,675; shared voting power 0; sole dispositive power 78,122,675; shared dispositive power 0; aggregate amount beneficially owned 78,122,675 (72.17% of the class); the aggregate amount excludes certain shares
  Comment: 1. Excludes shares of Common Stock that may be issued upon conversion of certain notes held in a controlled company, JBB Partners, Inc. and an aggregate of 66,666,667 shares of Common Stock that may be issued upon conversion of 1,000,000 issued and outstanding shares of Series A Preferred Stock.

## Item 1. Security and Issuer
Address of issuer's principal executive offices: 102 Palo Pinto Street, Suite B, Weatherford, Texas (TX), 76086

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Conversion of loan by JBB Partners to Issuer into 17,362,675 shares. JBB Partners is controlled by the reporting person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities were acquired for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer's financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his shares of Common Stock (or other securities of the Issuer); (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer's securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer.

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except in the context of further investment in the Issuer and effecting a restructuring of the capital of the Issuer, and effecting the automatic conversion of a secured promissory note under which a company controlled by the Reporting Person, JBB, will acquire shares of preferred stock of the Issuer which in turn may be converted into shares of common stock at the discretion of the holder of the preferred stock;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, except for the possible acquisition of additional oil and gas properties or oil service assets, which may include acquisitions of assets otherwise owned now or acquired in the future by the Reporting Person and/or the affiliates of the Reporting Person;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board, except in the context of adding directors to meet listing requirements of a national exchange, adding directors with business expertise relevant to the areas of operations of the Issuer, and adding directors in the context of any acquisition of assets;

(e) Any material change in the present capitalization or dividend policy of the Issuer, except in the context of a reverse split to be determined after approval of shareholders, creation and issuance of additional shares of preferred stock and creation and issuance of additional shares of common stock, some of such securities may be used for the conversion of outstanding Series A Preferred Stock and promissory notes of the Issuer to JBB;

(f) Any other material change in the Issuer's business or corporate structure, except in the context of adding assets to those of the Issuer or disposing of assets that are no longer useful to the Issuer;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, except in the context of a reverse split of the common stock and adding a class of "blank check" preferred stock and creating a series of preferred stock to satisfy the terms of an outstanding secured promissory note of the Issuer to JBB;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As the result of conversion of $1,389,014 of the promissory note of the Issuer to JBB for the issuance of 17,362,675 shares of Common Stock, at a per share conversion rate of $0.08, after the conversion transaction the Reporting Person beneficially owns an aggregate of 78,122,675 shares of Common Stock, representing 72.17% of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and to dispose of 78,122,675 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock issued on conversion of the promissory note to the extent of his pecuniary interest in JBB.
Transactions in the class effected during the past sixty days: Conversion of promissory note in the amount of $1,389,014 into 17,362,675 shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the description of the Secured Promissory Note of the Issuer to JBB, filed as an exhibit to the Form 10K annual report of the Issuer, for the fiscal year ended February 29, 2024, with the Securities and Exchange Commission, which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Secured Promissory Note of the Issuer to JBB, filed as Exhibit 10.3 to the Annual Report on Form 10-K filed by the Issuer in respect of the fiscal year ended February 29, 2024, which is incorporated herein by reference.

## Signatures
- Patrick L. Norris: /s/ Patrick L. Norris, Chairman/CEO (01/24/2025)